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05041282

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	53605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pali Capital, Inc.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Doherty — 212-259-2067
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 223	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2005
WASH, D.C.
179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

AAA 3/31/2005

3/24

PALI CAPITAL, INC.

INDEX

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Pali Capital, Inc.

We have audited the accompanying statement of financial condition of Pali Capital, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pali Capital, Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jericho, New York
February 16, 2005

PALI CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and Cash Equivalents	$ 989,512
Receivable from Broker-Dealers	5,261,845
Securities Owned:	
Marketable, At Market Value	1,663,259
Non-Marketable	285,757
Other Receivables	110,326
Equipment and improvements, net	942,439
Due From Related Parties	637,212
Other Assets	874,703
TOTAL	$10,765,053
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Securities Sold, Not Yet Purchased, at Market Value	$ 17,641
Accounts Payable and Accrued Expenses	5,715,831
Loans Payable - Related Parties	1,199,907
Due to Related Parties	169,137
TOTAL LIABILITIES	7,102,516
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $500 par value – 200 shares authorized; 60 shares issued and outstanding,	30,000
Additional Paid-in Capital	2,293,924
Retained Earnings	1,338,613
TOTAL	3,662,537
TOTAL	$10,765,053

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 54,553,127
Interest and Dividends	405,411
Trading Income	1,551,838
Corporate Finance Fees	8,596,067
Other Revenues	600,878
Total	65,707,321
EXPENSES	
Commissions and Clearance Charges	34,075,799
Depreciation and Amortization	233,952
Employee Compensation and Benefits	7,515,963
Management and Advisory Fees	1,170,000
Occupancy	1,243,131
Office and Other Expenses	752,356
Corporate Finance Fee Expense	6,551,810
Professional Fees	2,266,779
Communication and Data Processing	5,722,406
Contributions	212,641
Business Development	4,900,656
Interest	89,317
Total	64,734,810
Income Before Income Taxes	972,511
Provision For Income Taxes	564,056
NET INCOME	$ 408,455

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 30,000	$ 2,293,924	$ 930,158	$ 3,254,082
Net Income			408,455	408,455
Balance – End of Year	$ 30,000	$ 2,293,924	$1,338,613	$ 3,662,537

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating Activities:	
Net Income	$ 408,455
Adjustments To Reconcile Net Income To Net Cash Used In Operating Activities:	
Depreciation and Amortization	233,952
Provision For Doubtful Accounts	206,825
Changes in Operating Assets and Liabilities:	
Securities Owned, Net	(1,488,580)
Receivable From Broker-Dealers	1,626,789
Other Receivables	265,851
Other Assets	(493,774)
Accounts Payable and Accrued Expenses	(2,536,508)
Change In Due To/From Related Parties	(475,898)
Net Cash Used In Operating Activities	(2,252,888)
Investing Activities:	
Acquisition of Equipment and Improvements	(240,234)
Financing Activities:	
Payment of Capital Lease Obligations	(3,353)
Proceeds from Loans Payable	1,199,997
Net Cash Provided By Financing Activities	1,196,644
Net Decrease In Cash and Cash Equivalents	(1,296,478)
Cash And Cash Equivalents At Beginning Of Year	2,285,990
Cash And Cash Equivalents At End Of Year	$ 989,512
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA:	
Interest Paid	$ 68,248
Income Taxes Paid	$ 411,231

See Notes to Financial Statements.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Pali Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking services. The Company, a Delaware corporation, is a wholly-owned subsidiary of Euram Investment Bank AG (the "Parent").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Security Transactions:
Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Investment revenue is recorded on an accrual basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first out basis.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Corporate Finance Fees:
Corporate finance fees are derived from investment banking activities, which include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Structured Product Fees:
Structured product fees and referral fees are recorded on an accrual basis and recognized as earned.

Foreign Currency Transactions:
Gains or losses resulting from foreign currency transactions are included in net income. Such transactions were not material in 2004.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Equipment and Improvements:
Equipment and leasehold improvements are stated at cost. Equipment is depreciated on both straight-line and accelerated methods using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred income taxes were immaterial as of December 31, 2004.

Concentrations of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

The Company closely monitors the extension of credit to its counterparties while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions. At December 31, 2004, the allowance for doubtful accounts was $358,325.

NOTE 3 – RECEIVABLE FROM BROKER-DEALERS:

Amounts receivable from broker-dealers at December 31, 2004 consist of the following:

Receivable from Clearing Organizations	$3,725,988
Commissions Receivable, Net of Allowance for Doubtful Accounts of $358,325	1,535,857
Total	$5,261,845

NOTE 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$1,644,659	$ 14,166
Options and Warrants	18,600	3,475
Totals	$1,663,259	$ 17,641

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE 5 – EQUIPMENT AND IMPROVEMENTS:

Equipment and improvements are stated at cost. At December 31, 2004, equipment and improvements consists of the following:

	Life	Amount
Furniture and Fixtures	5-7 yrs.	$ 273,426
Computer Equipment	5 yrs.	286,373
Leasehold Improvements	5-10 yrs.	1,270,494
Equipment under Capital Leases	5-7 yrs.	254,062
		2,084,355
Less Accumulated Depreciation and Amortization		1,141,916
Totals		$ 942,439

Depreciation and amortization expense was $233,952 for the year ended December 31, 2004.

Accumulated amortization related to equipment under capital leases amounted to $230,687 at December 31, 2004.

NOTE 6 – RELATED PARTY TRANSACTIONS:

Due from related parties consists of: $10,050 of advances to and expenses paid on behalf of a stockholder of the Parent; $549,954 for allocated expenses to Clifden Group, LLC, a company owned by a stockholder of the Parent; $75,000 for allocated expenses to Clifden Equities, LLC, a company owned by a stockholder of the Parent; $2,208 due from various other related parties.

Loans payable consists of a $700,000 loan payable to the chief executive officer, due in thirteen months (reset daily until notice of termination) and secured by commissions receivable, bearing interest at 4.5% per annum, and $499,907 payable to Euram BV, due January 31, 2006 and secured by fixed assets, bearing interest at 4.5% per annum. Interest expense incurred on these related party loans amounted to $23,645 for the year ended December 31, 2004. Accrued interest on such loans at December 31, 2004 amounted to $20,892. Additionally, the loan to the chief executive officer is subordinated to the prior payment in full of all present and future creditors arising out of any matter occurring prior to the date on which his loan matures. The sole recourse of the creditors for non-payment of these loans is the assets that collateralize such loans.

Due to related parties consists of a balance of $12,694 due on the monthly management fee to a commonly owned company and $156,443 due to officer.

Included in business development expense is $788,372 under dry lease agreements paid to Pavia Place, LLC and Pavia II, LLC, of which a member of each is an officer of the Company. These agreements require the Company to pay aircraft rental to Pavia Place LLC and Pavia II, LLC, including a prorated share of a monthly management fee. In addition, included in communication and data processing expenses is $62,844 paid to Pavia Place, LLC for equipment rental.

Included in other revenues is structured product fees of $50,400. These fees result from the joint marketing of structured products with the Parent.

During the year ended December 31, 2004, the Company paid $126,340 for consulting services to a company owned by the Chief Operating Officer of the Company.

Included in commissions and clearance charges is commission expense in the amount of $2,573,867 incurred to Clifden Equities, LLC.

During 2004, the Company paid $1,240,000 for various services provided by Euram Corporate Services, a commonly owned company. In addition, the Company paid its Parent an advisory fee of $100,000. During the period, the Company also paid referral fees to Euram Advisors, a commonly owned company, of $240,000. At December 31, 2004, $410,000 of these payments were paid in advance of services rendered and, accordingly, are included in other assets. Management fees incurred to related parties amounted to $1,170,000 for the year ended December 31, 2004.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

Leases Commitments

The Company financed a portion of its acquisition of furniture and equipment through sale-leaseback transactions with both related and unrelated parties. The fixed assets were sold at their net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the sold assets nor does the Company provide any guarantees.

The Company leases office space under non-cancelable operating leases in New York City and Mt. Kisco, New York. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. In addition, the Company leases furniture, computer equipment and transportation equipment under various non-cancelable operating leases expiring through 2007 from both related and unrelated parties.

Rent expense, which is net of reimbursement of $621,503, is included in occupancy expense. Rent expense, of which $164,278 was incurred to related parties, was $1,141,486 for the year ended December 31, 2004.

The Company is obligated, pursuant to various lease agreements, to pay minimum future annual rentals for the years subsequent to December 31, 2004, as indicated below. In addition, there are escalation clauses for adjusting rent to reflect increased costs for certain leases.

Year Ending December 31,	Real Property	Personal Property Unrelated	Personal Property Related	Total
2005	$ 1,646,531	$ 533,458	$ 330,225	$ 2,510,214
2006	1,676,517	329,351	283,092	2,288,960
2007	1,760,704	44,551	-0-	1,805,255
2008	1,760,704	-0-	-0-	1,760,704
2009	1,760,704	-0-	-0-	1,760,704
Thereafter	5,284,518	-0-	-0-	5,284,518
Totals	$13,889,678	$ 907,360	$ 613,317	$ 15,410,355

The Company has provided the landlord of its New York City location with an irrevocable stand-by letter of credit in the amount of $1,500,000 as collateral for the lease.

Employment Contract

The Company has entered into an employment agreement with its Chief Executive Officer, expiring September 30, 2006. The agreement provides for compensation to be paid based on a percentage of revenues.

NOTE 7 - COMMITMENTS AND CONTINGENCIES: (continued)

Regulatory Examination
The Company is in the process of being examined by the NASD, who has had preliminary discussions with management related to the Company's soft dollar program. Certain findings by the NASD may result in an increase in the Company's minimum net capital requirement as well as an increase in reserve requirements under rule 15c3-3. Management is currently reviewing the NASD's findings and recommendations with counsel. Until such time as this matter is resolved, the Company will continue to operate and report under the regulatory guidelines previously stipulated by the NASD. Management does not believe that the outcome of this matter will have a material adverse affect on the Company's business, financial condition, results of operations, or cash flows.

Financial Instruments with Off-Balance-Sheet Risk
The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2004 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2004, accounts payable and accrued expenses consists of the following:

Soft dollar credits	$1,678,638
Commissions payable	1,804,071
Accrued expenses	2,081,446
Income taxes payable	151,676
Total	$5,715,831

NOTE 9 – EMPLOYEE BENEFIT PLANS

All full time employees who meet certain age and length of service requirements are eligible to participate in the Company's 401(k) plan. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. The Company did not make a contribution to the plan in 2004.

NOTE 10 – OTHER REVENUES:

Other revenues consist of the following:

Structured Product Fees	$ 50,400
Referral Fees	231,727
Other Income	318,751
Total	$ 600,878

NOTE 11 – INCOME TAXES:

The provision for income taxes consists of the following:

Current:	
Federal	$ 396,787
State and Local	167,269
Total	$ 564,056

The disproportionate provision for income taxes results from certain expenses which are not deductible.

NOTE 12 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $1,014,777, which was $542,452 in excess of its minimum required net capital of $472,325. The Company's net capital ratio was 6.98 to 1.

SCHEDULE I

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL		
Total Stockholder's Equity		$ 3,662,537
Deductions		
A. Non-Allowable Assets (Excluding Those That Collateralize Secured Loans)		
Other Receivables and Petty Cash	$ 114,018	
Non-Marketable Securities	285,757	
Equipment and Improvements, Net	442,532	
Due from Related Parties	637,212	
Other Assets	874,703	
Total Non-Allowable Assets		2,354,222
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		1,308,315
Haircut On Securities		
Debt Securities	11,038	
Options	251,992	
Other	25,052	
Undue Concentration Charge	5,456	293,538
Net Capital		$ 1,014,777
AGGREGATE INDEBTEDNESS		
Accrued Expenses	$5,715,831	
Loans Payable	1,199,907	
Due to Related Parties	169,137	
TOTAL		$ 7,084,875
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 472,325
Excess Net Capital		$ 542,452
Net Capital at 1,000%		$ 306,289
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.98 to 1

SCHEDULE I (continued)

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2004)

Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	$ 843,450
Audit adjustment - Accrued Expenses	171,327
NET CAPITAL PER ABOVE	$ 1,014,777
AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$ 7,256,202
Audit adjustment - Accrued Expenses	(171,327)
AGGREGATE INDEBTEDNESS PER ABOVE	$ 7,084,875

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Pali Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Pali Capital, Inc. (the "Company") as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences requires by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Jericho, New York
February 16, 2005